FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number:  000-24069


                             PEAKSOFT MULTINET CORP.
                             -----------------------
                (Translation of registrant's name into English)


       3930 Meridian Street, Suite C117, Bellingham, Washington 98226 USA
       ------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |X| No | |

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PEAKSOFT MULTINET CORP.


Date:  December 30, 2003                By: /s/ Timothy W. Metz
                                            ----------------------
                                            Timothy W. Metz
                                            Chairman and Chief Executive Officer

                                                                   PRESS RELEASE
                                                           For immediate release
                                                               December 30, 2003

For more information, contact:
Mr. Timothy Metz
Telephone No. (360) 961 1419
Email address: metz36@comcast.net
               ------------------

       PEAKSOFT ANNOUNCES THE FILING OF RE-STATED FINANICIAL STATEMENTS

BELLINGHAM, WA December 30, 2003 - Tim Metz, President and CEO of PeakSoft Multinet Corp. (TSX V: PKS) ("PeakSoft") announces PeakSoft's filing of revised financial statements for the year ended 30 September 2002 (audited); and for the interim periods ended 31 December 2003, 31 March 2003 and 30 June 2003. The refiling of the financial statements resulted from a review of those statements by Ontario Securities Commission regulatory officials, and the suggestions, made by those officials.

These suggestions were made in conjunction with the review of the applications filed during the 3rd. quarter 2003 for revocation of Cease Trade Orders issued by the Alberta Securities Commission, the British Columbia Securities Commission and the Ontario Securities Commission for the Company's failure to file the required financial statements, with them, in a timely fashion. The Alberta
Securities Commission granted, on 24 July 2003, the relief sought in the application to them.

Tim Metz, PeakSoft's Chairman, explains, "During the company's verification process of the debt associated with the contingent Debt Conversion Agreements announced on 29 August 2001 and again on 10 June 2003, we discovered that the debt associated with these agreements had not been completely recorded on the Company books."

Mr. Metz further explains that in the second quarter of fiscal year 2003, the company discovered that funds advanced to Peak.com, Inc. and to IncuLab, Inc. by some of the shareholders, on behalf of PeakSoft Multinet Corp., and that were to be repaid by PeakSoft, as loan repayment, had not been completely recorded on the Company's books.

The advances were made to Peak.com between July and November 2000. The Company was unable to verify the validity of the amounts of these advances until the forth quarter of fiscal year 2003.

In a transaction, the Company acquired 89.5% of Peak.com, in November 2000, in exchange for certain fixed assets, a software license agreement and the assumption of US$410,000 in debt.

As a part of the agreement to acquire an interest in IncuLab, Inc. through the sale of Peak.com to IncuLab, these same shareholders advanced additional funds directly to IncuLab on behalf of PeakSoft, in order to acquire a greater interest in IncuLab. These advances were to be repaid by PeakSoft as loan repayment. During the second quarter of fiscal year 2003, the company discovered that these advances were also not completely recorded on the Company's books. The Company was unable verify the validity of the amounts of these advances until the forth quarter of fiscal year 2003.

The verification of the amounts of the advances to both Peak.com and IncuLab was accomplished during the forth quarter of fiscal year 2003 and found to be USD$1,023,090 in total.

This total amount had been included in a contingent debt conversion agreement, with these shareholders, dated for reference 1 August 2001, which was announced on 29 August 2001 and again on 10 June 2003. As a result, the amount has been included in the 2001 comparatives and has been adjusted in the 2002 financial statements with retroactive effect.

After the acquisition, management determined that IncuLab was not a going concern, nor would it be in the near future. As a result the investment was written off to the operating statement as a loss on investment.

As a result of the discovery of the foregoing, the 2001 comparative financial statements were revised by an increase of $1,548,562 to the Notes Payable, on the Balance Sheet and an increase of $1,548,562 to the Loss on Investments on the Statement of Operations. On the 2002 Balance Sheet, the revision resulted in an increase in the Deficit of $1,548,562, and a corresponding increase of $1,548,562 in the Notes Payable.

The quarterlies for December 2002, March 2003 and June 2003, have also been revised to reflect the $1,548,562 revision.

About PeakSoft Multinet Corp. PeakSoft Multinet Corp. is an Internet/Software development company and is fully reporting in Canada and the United States. Its shares are currently subject to cease trade orders imposed by the Alberta, British Columbia and Ontario securities commissions for failing to file certain financial statements. It is listed on the Toronto Venture Exchange (PKS), however, it is currently suspended as a result of these cease trade orders; PeakSoft is headquartered in Bellingham, WA. For more information please contact Mr. Tim Metz at metz36@comcast.net.

The Toronto Venture Exchange has not reviewed, and does not accept responsibility for, the adequacy or accuracy of this release. Completion of these transactions is subject to a number of conditions, including but not limited to, Exchange acceptance and applicable shareholder approval. The transactions cannot close until the required shareholder approval is obtained. There can be no assurance that the transactions will be completed as proposed or at all. Trading in the securities of PeakSoft is subject to cease trade orders imposed by the Alberta, British Columbia and Ontario Securities Commissions.
The Toronto Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

This release may contain forward-looking statements as well as historical information. Forward looking statements, which are included in accordance with the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995 (US), may involve known and unknown risks, uncertainties and other factors that may cause PeakSoft's actual results and performance to be materially different from any results or performance suggested by the statements in this release. Such statements, and other matters addressed in this press release, may involve a number of risks and uncertainties including price competition,
technological  advances,   decreased  demand  or  diversion  to  other  software
solutions.